Exhibit 99.1

Jiuzi Holdings Received Nasdaq Notification Letter Regarding Bid Price Deficiency

HANGZHOU, China, November 13, 2025 – Jiuzi Holdings Inc. (NASDAQ: JZXN; the “Company” or “JZXN”),  a leading new energy vehicle (NEV) dealership group operating under the brand name “Jiuzi” in China, announced today that  the “Company received a deficiency letter (the “Nasdaq Bid Price Deficiency Letter”) from the Nasdaq Listing Qualifications Staff of The NASDAQ Stock Market LLC (“Nasdaq”) notifying the Company that, for the last 30 consecutive business days, the closing bid price for the Company’s ordinary shares has been below the minimum $1.00 per share required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2). The Nasdaq Bid Price Deficiency Letter has no immediate effect on the listing of the Company’s ordinary shares, and its ordinary shares will continue to trade on The Nasdaq Capital Market under the symbol “JZXN” at this time.

Under Rule 5810(c)(3)(A), the Company will be provided a compliance period of 180 calendar days, until May 11, 2026, to regain compliance. If at any time during this 180-day period the closing bid price of the Company’s securities is at least $1.00 for a minimum of ten consecutive business days, the Company’s compliance with Rule 5550(a)(2) will be regained.

In the event the Company does not regain compliance in the first compliance period, it may be eligible to apply for an additional 180 calendar days to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement. The Company will also need to provide written notice of its intention to cure the deficiency during the second compliance period. However, if it appears to the Nasdaq staff that the Company will neither be able nor otherwise eligible to cure the deficiency, it may be subject to delisting by Nasdaq.

The Company intends to actively monitor the closing bid price for its ordinary shares and will consider available options to resolve the deficiency and regain compliance with Rule 5550(a)(2).

About Jiuzi Holdings, Inc

JZXN is a leading provider of smart charging infrastructure for new energy vehicles in China’s lower-tier cities, specializing in high-power DC fast-charging stations (80kW–160kW) and integrated energy storage systems. The Company plans to expand its intelligent charging network through 2026, contributing to carbon neutrality and the development of sustainable transportation. As part of its ongoing efforts to strengthen its balance sheet, the Company recently announced it has expanded into cryptocurrency asset investments to support a more diversified capital structure. For more information, please visit jzxn.com.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, which include, without limitation, the expected completion, timing and size of the offering. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to review other factors that may affect its future results in the Company’s registration statements and other filings with the U.S. Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. References and links (including QR codes) to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

For investor and media inquiries, please contact:

Jiuzi Holdings Inc.

Email: iris@jzxn.com